Exhibit 99.2

The Board of Directors recommends a vote FOR proposals 1 and 2.

Please mark your votes as indicated in this example	☒

		FOR all nominees listed below	WITHHOLD AUTHORITY to vote for all nominees listed below	*EXCEPTIONS			FOR	AGAINST	ABSTAIN

1.	Election of directors				2.	Ratification of appointment of Ernst & Young, Athens as auditors.	☐	☐	☐
	Nominees: 01 Wiiliam A. O’Neil 02 Richard L. Paniguian 03 Aristides A.N. Patrinos				3.	To transact such other business as may properly come before the 2009 Annual Meeting.	☐	☐	☐

	(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box and write that nominee’s name in the space provided below).

	*Exceptions

						Mark Here for Address
						Change or Comments ☐
						SEE REVERSE

Signature	Signature	Date

Please sign exactly as name(s) appear hereon. Joint owners should each sign personally. When signing as executor, administrator, corporation officer, attorney, agent, trustee, guardian or in other representative capacity, please state your full title as such.

▲  FOLD AND DETACH HERE  ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET VOTING,

IT’S AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet voting is available through 11:59 PM Eastern Time

the day prior to annual meeting day.

Tsakos Energy Navigation

INTERNET http://www.eproxy.com/tnp Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
If you vote your proxy by Internet, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

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TSAKOS ENERGY NAVIGATION LIMITED 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS–MAY 29, 2009

The undersigned being a shareholder of Tsakos Energy Navigation Limited (the “Company”) hereby appoints Mr. D. J. Stavropoulos, if Mr. Stavropoulos is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Shares, par value U.S. $1.00 per share, of the Company, that the undersigned would be entitled to vote if personally present at the 2009 Annual General Meeting of Shareholders, to be held at the offices of Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece and at any adjournment or postponement thereof, upon the matters described in the Notice of Annual General Meeting and Proxy Statement dated April 23, 2009, receipt of which is hereby acknowledged, subject to any direction indicated on the reverse side of this card and upon any other business that may properly come before the meeting or any adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THIS PROXY WILL BE VOTED AS DIRECTED IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS.

PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED NO LATER THAN MAY 27, 2009.

BNY MELLON SHAREOWNER SERVICES
Address Change/Comments	P.O. BOX 3550
(Mark the corresponding box on the reverse side )	SOUTH HACKENSACK, NJ 07606-9250

▲ FOLD AND DETACH HERE ▲

You can now access your TSAKOS ENERGY NAVIGATION LIMITED account online.

Access your Tsakos Energy Navigation Limited shareholder account online via Investor ServiceDirect® (ISD).

The transfer agent for Tsakos Energy Navigation Limited now makes it easy and convenient to get current information on your shareholder account.

• View account status	• View payment history for dividends
• View certificate history	• Make address changes
• View book-entry information	• Obtain a duplicate 1099 tax form
• Establish/change your PIN

Visit us on the web at http://www.bnymellon.com/shareowner/isd For Technical Assistance Call 1-877-978-7778 between 9am-7pm Monday-Friday Eastern Time

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

49113

Please fax all revisions to: 732-802-0260 or email to proxycards@bnymellonproduction.com
PRINT AUTHORIZATION
To commence printing on this proxy card please sign, date and fax this card to: 732-802-0260
SIGNATURE:	DATE:
(THIS BOXED AREA DOES NOT PRINT)		Registered Quantity 1000.00